EXHIBIT 77C

FLAHERTY & CRUMRINE PREFERRED INCOME OPPORTUNITY FUND INCORPORATED

(the "Fund")

On April 23, 2004, the Fund held its Annual Meeting of Shareholders to elect two Directors of the Fund ("Proposal 1"). The results of the proposal are as follows:

Proposal 1: Election of Directors.

Name For Withheld

Common Stock

Robert F. Wulf 10,086,552 86,324

Money Market Preferred™ Stock

Donald F. Crumrine 485 0

Martin Brody, Robert M. Ettinger, David Gale, and Morgan Gust continue to serve in their capacities as Directors of the Fund.